FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of October 2004

                         Commission file number 0-30364

                                  NDS GROUP PLC
                              (Name of Registrant)

             One London Road, Staines, Middlesex, TW18 4EX, England
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                     Form 20-F |X|          Form 40-F |_|

Indicate by check mark of the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):_______

Indicate by check mark of the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):_______


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                          Yes |_|        No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 Not Applicable


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             Resignation of Rick Medlock as Chief Financial Officer

Following the filing of the company's Annual Report on Form 20F, Rick Medlock has now ceased to be Chief Financial Officer of NDS Group plc, as envisaged in the announcement made on 2 August 2004.

An announcement concerning the appointment of a new Chief Fiancial Officer will be made in due course.




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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               NDS Group plc

Date:    25 October 2004
                                        By:    /s/ A Peled

                                               Dr Abe Peled
                                               Chief Executive Officer